

February 3, 2012

Via E-mail
Mr. Martin O'Grady
Chief Financial Officer
Orient-Express Hotels LTD.
22 Victoria Street
P.O. Box HM 1179
Hamilton HMEX, Bermuda

> **Re: Orient-Express Hotels LTD.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-16017**

Dear Mr. O'Grady:

We have reviewed your first response letter filed January 20, 2012 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2010

1. Summary of Significant Accounting Policies and Basis of Presentation

Real Estate Revenue Recognition, page 86

1. We note your response to prior comment 4 and your indication in the fourth paragraph that you do not recognize profit on the sale of units sold and delivered but that you do recognize revenue on the sales transaction. Please explain how you account for these sales transactions in additional detail including how you account for the gross profit on the sale of units sold and delivered. Additionally, tell us in your response how you will go about determining when to recognize the unrecognized gross profits. Finally, confirm whether or not you plan to disclose the amounts of unrecognized gross profits on condo sales in future filings.

15. Shareholders' equity

Share-based compensation plans, page 129

2. We note in your response that you have identified an error in previously issued financial statements related to the valuation of SARs. Please provide us with a detailed description of the impact of this error on your financial statements.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F Telewicz Jr.

Robert F Telewicz Jr.
Senior Staff Accountant